Exhibit 99.1

Aurora Cannabis Appoints Dr. Jonathan Page as Chief Science Officer

Promotes Dr. Shane Morris to SVP Product Development and Regulatory Affairs

TSX/NYSE: ACB

EDMONTON, Nov. 14, 2018 /CNW/ - Aurora Cannabis Inc. (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) is pleased to announce the appointment of Dr. Jonathan Page, PhD as the Company's Chief Science Officer.

In this new role, Dr. Page will oversee all science-related projects at the Company. The Aurora science team develops innovative products for the medical, wellness and adult consumer markets and focuses on delivering industry-leading cultivation results in terms of yields, consistency, quality and efficiency.

Dr. Page is a globally renowned cannabis scientist, with 37 peer-reviewed publications, who was the co-lead of the Canadian team of scientists who first sequenced the cannabis genome. His work also helped discover the biochemical pathways leading to the major cannabinoids. Prior to his appointment, Dr. Page served as CEO of recently acquired Anandia Labs, the world-leading cannabis-focused science company he co-founded.

"We are thrilled to have Jonathan join the Aurora team as Chief Science Officer," said CEO Terry Booth. "Jonathan's knowledge of the cannabis plant and its applications make him a globally recognized leader in the cannabis sector. With this appointment we are well-positioned to continue to innovate through the research our teams are involved in and drive new commercial products."

Aurora has ingrained scientific methods throughout the Company, which it uses to drive efficiencies, medical and plant discovery and product innovation. That approach will only increase with Dr. Page's appointment.  With more than 40 PhD- and MSc-level researchers, Aurora has cutting-edge research programs designed to develop competitive advantages.

"Science is a critical to global competitiveness and Aurora is the cannabis industry leader on this front," said Dr. Page. "Science is in Aurora's DNA. I'm very excited to take on this new position and work with our science teams to take the development of the cannabis plant and its applications to the next level."

An entrepreneurial scientist, Dr. Page co-founded Anandia Labs, which specializes in cannabis genetics, metabolite profiling, plant breeding, disease characterization, and cultivar certification, as well as providing third party independent testing services to producers and patient-cultivators. Dr. Page is an adjunct professor in the Botany Department at the University of British Columbia (UBC) who received his PhD from UBC, undertook postdoctoral training in Germany, and for a decade directed a lab at the National Research Council. Dr. Page is also an accomplished inventor with eight issued patents or patent applications, and a frequent lecturer on cannabis science at international conferences.

Anandia will continue to operate independently of Aurora. Dr. John Coleman, PhD will be taking over as President at Anandia.

Dr. Shane Morris promoted to SVP Product Development and Regulatory Affairs

Aurora is also pleased to announce the promotion of Dr. Shane Morris, PhD to the role of Senior Vice-President of product development and regulatory affairs. Dr. Morris had been the Vice-President in this role previously.

"Innovation and consumer focused products will be critical for future success in the global cannabis sector," said Dr. Shane Morris. "Discovery, technical skills, quality excellence and regulatory expertise all need to be integrated in order to develop and successfully introduce those products that the global markets are looking for. Building a collaborative global team that can execute across these areas and turn ideas into revenue is what sets Aurora apart as a world leader in the cannabis industry."

Dr. Morris and his team are responsible for numerous product innovations at Aurora, including the recent launch of Aurora Cloud, the industry's only vape-ready CBD oil cartridge available on the Canadian medical cannabis market.

"Shane's promotion is based on his incredible track record that has positioned Aurora's leading product development team at the cutting edge of our industry," said CEO Terry Booth. "Shane has delivered and proven time and again that he is exceptionally well suited to lead this function."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 20 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to Aurora's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and the pending acquisition of ICC – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

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SOURCE Aurora Cannabis Inc.

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For further information: MEDIA CONTACTS: Heather MacGregor, Director of Communications, Aurora Cannabis, M : (416) 509-5416, heather.macgregor@auroramj.com, www.auroramj.com; Nicole Lascelle, Gestionnaire des Relations, communautaires et communications, Community Relations & Communications Manager, M : (438) 828-4834, Nicole.lascelle@auroramj.com, www.auroramj.com; INVESTOR RELATIONS: Marc Lakmaaker, Vice President, Investor Relations, Aurora Cannabis, M: (647) 269-5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, Director, Investor Relations, M: (647) 331-7228, rob.kelly@auroramj.com, www.auroramj.com

CO: Aurora Cannabis Inc.

CNW 13:00e 14-NOV-18